

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 11, 2007

Andrew Gould
Chairman and Chief Executive Officer
Schlumberger N.V. (Schlumberger Limited)
5599 San Felipe, 17th Floor
Houston, TX 77056

> **Re: Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed on February 16, 2007**
> **Response Letter Dated July 10, 2007**
> **File No. 001-04601**

Dear Mr. Gould:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief